UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange of 1934
(Amendment No. 2/Final Amendment)*
Telmex Internacional S.A.B. de C.V.

(Name of Issuer)
L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depository Shares each representing 20 A Shares

(Title of Class of Securities)
No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 879690105
The CUSIP for the American Depositary Shares representing A Shares is 879690204

(CUSIP Number)
Wayne A. Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105
Wayne A. Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:
For the L Shares, none.
For the A Shares, none.
For the American Depositary Shares representing L shares, 879690105.
For the American Depositary Shares representing A shares, 879690204.

1	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 0 L Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 A Shares and 0 L Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 0 L Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 0% of L Shares

14	TYPE OF REPORTING PERSON

HC

CUSIP No.:
For the L Shares, none.
For the A Shares, none.
For the American Depositary Shares representing L shares, 879690105.
For the American Depositary Shares representing A shares, 879690204.

1	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 0 L Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 A Shares and 0 L Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 0 L Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 0% of L Shares

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 2/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 30, 2010 (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On June 10, 2010, América Móvil, S.A.B. de C.V. (“América Móvil”) completed its offer for the exchange or purchase of all of the shares of the Issuer that are not owned by Carso Global Telecom, S.A.B. de C.V. (“CGT”), pursuant to which the holders of shares of the Issuer could elect to receive, for each share of the Issuer tendered, either (i) 0.373 L Shares of América Móvil or (ii) 11.66 pesos (the “Offer”). The Reporting Persons tendered all of their shares in the Issuer in the Offer in exchange for L Shares of América Móvil. As a result, the Reporting Persons beneficial ownership in América Móvil’s L shares increased from 2,869,670,964 shares to 3,540,867,132 shares, and their beneficial ownership of the Issuer’s shares decreased to zero shares.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The Reporting Persons do not beneficially own any shares of any class of the Issuer.
(b) Not applicable.
(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in any shares of any class of the Issuer during the past sixty days.
(d) Not applicable.
(e) As of June 10, 2010, the Reporting Persons ceased to be the beneficial owner of more than five percent of any class of shares of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2/Final Amendment to Schedule 13D is true, complete and correct.
Dated: August 2, 2010

AT&T Inc.
By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

AT&T International, Inc.
By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Vice President and Treasurer